Mail Stop 3561

April 12, 2007

Yue Pu
Chief Executive Officer
Alpha Nutra, Inc.
1900 Ninth Street, 3rd Floor
Boulder, CO 80302

   Re: Alpha Nutra, Inc.
     Amended Preliminary Information Statement on Schedule 14C
     Filed March 27, 2007
     File No. 0-19644

Dear Mr. Pu:

   We have completed our review of your amended PRE 14C and have no further comments at this time.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: Ronniel Levy, Esq.
   Hodgson Russ LLP
   Fax: (212) 751-0928